

MOREY CPA
& ASSOCIATES, INC.
An Accountancy Corporation
• Certified Public Accounting and Business Services •

To Management
Ecuatoriana Airlines, Inc.
El Segundo, CA

We have reviewed the accompanying financial statements of Ecuatoriana Airlines, Inc., which comprise the statement of assets, liabilities, and equity— accrual basis as of December 31st 2024 and the related statements of revenues, expense, change in retained earnings and cash flows—accrual basis for the year then ended December 31st 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the basis of accounting the company uses for income tax purposes. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Ecuatoriana Airlines, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Morey CPA & Associates, Inc
Morey CPA & Associates, Inc.

San Clemente, California
January 31, 2025

665 Camino De Los Mares, Suite 306, San Clemente, CA 92673
949-485-2011 Office • 949-777-6228 Fax • www.cpamorey.com

Ecuatoriana Airlines Inc
Balance Sheet
As of December 31, 2024

	31-Dec-24	
ASSETS		
Current Assets		
Cash and Cash Equivalents		
Chase Bank		1,851.72
Wefunder - crowd funding account		62,000.00
Total Cash Accounts		63,851.72
Total Current Assets		63,851.72
Fixed Assets		
Training Equipment		1,200,000.00
Total Fixed Assets		1,200,000.00
Investments		
Ecuatoriana Airlines		26,100.00
Total Investments		26,100.00
TOTAL ASSETS		**1,289,951.72**
LIABILITIES AND EQUITY		
Equity		
Capital Contributions		
Common Stock	1,292,010.00	
Total Contributions		1,292,010.00
Capital Stock		100.00
Retained Earnings		(2,158.28)
Total Equity		1,289,951.72
TOTAL LIABILITIES AND EQUITY		**1,289,951.72**

Ecuatoriana Airlines, Inc
Profit & Loss
December 31, 2024

	12 Months Ended December 31, 2024
Ordinary Income/Expense	
Expense	
Bank Fees	178.14
Auto	92.57
Contactor Labor	1,800.00
Prof Fee	34.34
Office Supplies	8.50
Meals and Ent	44.73
Total Expense	2,158.28
Net Ordinary Income	(2,158.28)
Net Income	**(2,158.28)**

Ecuatoriana Airlines Inc
Statement of Retained Earnings
As of December 31, 2024

	31-Dec-24
Retained Earnings at the Beginning of Period	0.00
Net Income	2,158.28
Retained Earnings at the End of the Period	2,158.28

Ecuatoriana Airlines Inc
Statement of Cash Flow
As of December 31, 2024

	31-Dec-24
OPERATING ACTIVITIES	
Net Income	(2,158.28)
INVESTING ACTIVITIES	
Ecuatoriana Airlines	(26,100.00)
Net cash used in investing activities	(26,100.00)
FINANCING ACTIVITIES	
Common Stock	92,110.00
Net cash used in financing activities	92,110.00
Net cash increase (decrease) for period	63,851.72
Cash at beginning of period	-
Cash at end of period	63,851.72

Notes to the Financial Statements

Note 1- Nature of Activities

ECUATORIANA AIRLINES, INC. (the "Company") is a corporation organized on January 16, 2024 under the laws of Delaware. Ecuatoriana Airlines, Inc. aims to establish robust connectivity among airports across Ecuador, providing reliable transportation for both residents and tourists. The company plans to revive operations at currently inactive airports and offer affordable pricing through fleet and operational cost optimization, with the goal of becoming a leading regional airline that connects various destinations within Ecuador in under an hour.

Note 2- Summary of Significant Accounting Policies

Ecuatoriana Airlines, Inc's financial statements are prepared on an accrual basis.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. The estimates and assumptions affect the report amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Wefunder – Crowd Funding

The Company is utilizing the Wefunder crowdfunding platform to raise capital for the development of Ecuatoriana Airlines, Inc. As of December 31, 2024 the total committed investment was $149,500 of which $62,000 has been collected and held within the Wefunder account.

Fixed Assets Property and Equipment

 The fixed asset is Training Equipment that was contributed as a capital contribution.

Income Taxes

No provision for federal or state income taxes was made in the financial statements as the federal and state income tax effect on the S-corporation accrued to its partners.

Generally Accepted accounting principles in the United States require S-corporations to examine its tax positions for uncertain positions. S-corporation is not aware of any tax provisions that are more likely than not to change in the next twelve months, or that would not sustain an examination by applicable taxing authorities.